                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2004

Commission File Number: 000-50393

                                 NEUROCHEM INC.

                       7220 Frederick-Banting, Suite 100
                             Saint-Laurent, Quebec
                                    H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ]Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                  SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   NEUROCHEM INC.

     May 14, 2004

                                     By:         /s/ Claude Michaud
                                         -----------------------------------
                                         Claude Michaud
                                         Senior Vice-President, Finance
                                         and Chief Financial Officer

[Picture]

FIRST QUARTER
ENDED MARCH 31, 2004

DRIVEN
TO MAXIMIZE
PERFORMANCE

[logo]

                                  NEUROCHEM FIRST QUARTER ENDED MARCH 31 2004  1

MESSAGE TO SHAREHOLDERS

In our first quarter of fiscal 2004, we saw significant progress on each of our three clinical programs, as well as important management appointments. Following the close of the quarter, we also completed the Company's move to new headquarters. This consolidates operations under one roof and will improve overall efficiency.

I am very pleased with our achievements overall and with the results from our clinical programs. We have been moving quickly on all fronts and while awaiting completion of the on-going Phase II/III clinical trial for Fibrillex(TM), a large portion of our financial and human resources has been concentrated on the initiation of the Phase III clinical trials in North America and Europe for Alzhemed(TM).

The two studies on Alzhemed(TM) are designed to enroll about 950 mild-to-moderate Alzheimer's Disease patients each. The North American Phase III trial is planned to start in June 2004, to be followed shortly thereafter by the European Phase III study in early 2005. These near-term and large drug development activities will result in an increase in our monthly cash burn-rate and overall expenses.

PROGRESS ON PRODUCT CANDIDATES

FIBRILLEX(TM)

For Fibrillex(TM), the Company received its third and fourth unanimous recommendations from its Data Safety Monitoring Board (DSMB) of independent medical experts to continue the Phase II/III clinical trial on its orphan drug candidate Fibrillex(TM), for the treatment of Amyloid A (AA) Amyloidosis, a serious consequence of chronic inflammatory and infectious diseases. Each recommendation was made following a review of safety data by the DSMB. Positive recommendations following earlier reviews were also unanimous. The Phase II/ III clinical trial, designated as Fast Track by the U.S. Food and Drug Administration, is on target and is scheduled to end in January 2005. Assuming positive clinical outcomes from the Phase II/III clinical trial, we expect regulatory approvals by the end of 2005.

ALZHEMED(TM)

Progress in developing our product candidate for Alzheimer's Disease (AD), Alzhemed(TM), was also very encouraging as the Company reported positive interim results in Alzheimer's patients after 12 months of treatment and, later, following the close of the quarter, after 16 months of treatment. Overall, 82% of the mild AD patients experienced stabilized or improved cognitive function tests after 16 months of treatment with Alzhemed(TM). Alzhemed(TM) is presently in a 21-month, open-label Phase II extension study and a North American Phase III study is planned to begin in June 2004. During the quarter, Neurochem formed a strategic alliance for the prevention and treatment of AD with the National Research Council of Canada's Institute for Biological Sciences, and more specifically with Dr. Harold J. Jennings, a world leader in the development of innovative conjugated vaccines. To add to our vaccine strategy, Neurochem also announced an in-licensing agreement with PRAECIS PHARMACEUTICALS INCORPORATED, related to certain amyloid peptides for use in the development of a novel synthetic vaccine to prevent and treat AD.

                                  NEUROCHEM FIRST QUARTER ENDED MARCH 31 2004  2

CEREBRIL(TM)

After the close of the quarter, Neurochem reported promising Phase II clinical results and a good safety profile for Cerebril(TM), our product candidate for Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (HS-CAA). There were no safety findings of concern in patients treated with Cerebril(TM). The pharmacokinetic profile of this product candidate has been well characterized, with Cerebril(TM) being detected in the cerebrospinal fluid (CSF) of the patients, suggesting its ability to cross the blood-brain-barrier. The Company is expected to initiate a Phase IIb clinical trial in early 2005 designed to determine whether Cerebril(TM) can prevent recurrence of stroke in patients suffering from CAA.

ENHANCING THE INFRASTRUCTURE

The Company announced a conditional agreement to purchase the Shire BioChem facilities located in Laval, Quebec. The transaction is expected to close in May, 2004. This opportunity allows Neurochem to bring together employees onto one site and to house its growing number of employees within one state-of-the-art facility. Two important additions to the Company's management team were also announced during the quarter with the arrival of Ms. Christine Lennon as Vice President, Business Development, and Ms. Judith Paquin as Vice President, Human Resources.

FINANCIAL RESULTS HIGHLIGHTS

The following information should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations for the three month-period ended March 31, 2004 contained herein.

For the three month-period ended March 31, 2004, net loss amounted to $9,164,000 ($0.31 per share), compared to $5,609,000 ($0.25 per share) for the same period last year.

Research and development expenses, before research tax credits and grants, amounted to $5,577,000 for the current quarter, compared to $4,656,000 for the same period last year. The increase is mainly due to hiring additional employees in clinical development.

General and administrative expenses for the quarter totaled $3,965,000, compared to $1,718,000 for the same quarter last year. The increase is essentially due to the expansion of the corporate infrastructure necessary to support growth and the overall activity level increase at the Company.

As at March 31, 2004, the Company had cash, cash equivalents and marketable securities of $68,367,000 compared to $77,594,000 at December 31, 2003. The decrease is due to funds used in operations and in investing activities, net of proceeds received from the issue of additional share capital during the period pursuant to the exercise of employee stock options.

                                 NEUROCHEM FIRST QUARTER ENDED MARCH 31 2004   3

CONCLUSION

It has been a very active first quarter for the development of our three clinical programs. I believe, we are making real headway in establishing our reputation as a leading CNS-focused biopharmaceutical company. The expansion of our management team to assist in handling the development and commercialization challenges ahead and the recent move to new state-of-the art facilities, should contribute to enhancing shareholder value.

On behalf of the Board, I would like to thank you, our shareholders, very much for your continued support.

[signed]

---------------------------------------------
Dr. Francesco Bellini
Chairman and Chief Executive Officer


                                 NEUROCHEM FIRST QUARTER ENDED MARCH 31 2004   4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS FOR THE
THREE MONTH-PERIOD ENDED MARCH 31, 2004

THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTH-PERIOD ENDED DECEMBER 31, 2003. FOR DISCUSSION REGARDING RELATED-PARTY TRANSACTIONS, CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS, CRITICAL ACCOUNTING POLICIES, RECENT ACCOUNTING PRONOUNCEMENTS, AND RISKS AND UNCERTAINTIES REFER TO THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS FOR THE SIX MONTH-PERIOD ENDED DECEMBER 31, 2003. IN 2003, THE COMPANY CHANGED ITS FISCAL YEAR-END TO DECEMBER 31 FROM JUNE 30. AS A RESULT, COMPARATIVE FIGURES FOR THE NINE-MONTH PERIOD ENDED MARCH 31 ARE NOT PRESENTED. ALL DOLLARS ARE CANADIAN DOLLARS, UNLESS SPECIFIED OTHERWISE.

RESULTS OF OPERATIONS

For the three month-period ended March 31, 2004, net loss amounted to $9,164,000 ($0.31 per share), compared to $5,609,000 ($0.25 per share) for the same period last year.

Research and development expenses, before research tax credits and grants, amounted to $5,577,000 for the current quarter, compared to $4,656,000 for the same period last year. The increase is mainly due to hiring additional employees in clinical development. In the three month-period ended March 31, 2004, the research and development expenses incurred were mainly to support: the on-going Fibrillex(TM) Phase II/III clinical trials and open-label extension study; the on-going Alzhemed(TM) Phase II extension study and advancement towards its Phase III clinical trials; the successful completion of the Cerebril(TM) Phase II clinical trial which ended in January 2004, as well as on-going drug discovery programs. As at March 31, 2004, Neurochem had 162 patients in clinical trials.

Research tax credits amounted to $312,000 this quarter, compared to $266,000 for the comparable quarter last year. Research tax credits represent tax credits earned under the Quebec Scientific Research and Experimental Development program. The increase is due to higher eligible expenses during the current period.

Research grants and other amounted to $119,000 this quarter, compared to $623,000 for the same quarter last year. In the prior year, research grants consisted principally of investment contributions under the Technology Partnerships Canada Program received by the Company for the development of Alzhemed(TM), as well as payments received from the FDA for the development of Fibrillex(TM), whereas the amount reported for the current period consists only of grants received from the FDA for Fibrillex(TM) and from the National Sciences and Engineering Research Council (NSERC).

General and administrative expenses for the quarter totaled $3,965,000, compared to $1,718,000 for the same quarter last year. The increase is essentially due to the expansion of the corporate infrastructure necessary to support growth and the overall activity level increase at the Company, in particular, in the legal, administrative, marketing, and senior management functions of the Company. More specifically, year over year, the increase is due in part to higher legal fees incurred in relation to the Immtech litigation and other corporate matters, higher Directors' and Officers' insurance costs resulting from our U.S. financing and NASDAQ listing and increased awareness, educational and medical conference activities related to AA Amyloidosis, Fibrillex(TM)'s target indication.

Depreciation and amortization for the current quarter increased to $368,000 from $321,000 for the comparable quarter last year. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, as well as increases in patent costs, during the past year.

                                 NEUROCHEM FIRST QUARTER ENDED MARCH 31 2004   5

Interest income amounted to $322,000, compared to $161,000 for the comparable quarter last year. The increase results from higher average cash balances in the current period, compared to the same period last year and is offset by a larger portion of the investment portfolio denominated in US dollars, which earned a lower yield.

Foreign exchange gains amounted to $441,000 for the current quarter, compared to $67,000 for the same quarter last year. The increase is attributable to higher average cash and investment balances denominated in US dollars, along with the weakening of the Canadian dollar versus the US dollar during the period.

Stock-based compensation

As of January 1, 2004, the Company implemented the new accounting policy requiring the use of the fair value based method for recording stock options. One of the transitional options available to the Company was to retroactively apply the fair value based method to all employee stock options granted on or after July 1, 2002 without restatement of prior periods. As a result, $2,162,000 was recorded as an adjustment to the opening deficit and additional paid-in capital at January 1, 2004. In the current quarter, an amount of $424,000 was expensed as a result of the new policy. See notes 2 and 4 of our interim Consolidated Financial Statements.

Litigation

The Company executed an agreement with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois in 2002 pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds. On August 12, 2003, Immtech filed legal proceedings with the Federal District Court for the Southern District of New York, U.S.A., with respect to the agreement.

The Company continues to vigorously defend against the claims brought by the plaintiffs. The proceedings are at the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.

                                 NEUROCHEM FIRST QUARTER ENDED MARCH 31 2004   6

Subsequent event

The Company announced in April 2004 the signing of a conditional agreement for the purchase of a building for $10.5 million which will be financed by a term loan and cash on-hand. The transaction is expected to close in May 2004. All the operations of the Company were moved into the new building. As a result, in the 2nd quarter, it is expected that certain property and equipment, such as leasehold improvements, will be written off, and provisions will be made for the fair value of the remaining lease payments due in connection with the former premises, net of estimated sublease income.

QUARTERLY RESULTS (UNAUDITED)
(in thousands of Canadian dollars, except per share data)

                                                                                        Net loss
                                                                                       per share
                                                                                       Basic and
Quarter                                                         Revenue    Net Loss     diluted
-------                                                         -------    --------    ----------
                                                                 $            $           $
Year ended December 31, 2004
First.......................................................      --        (9,164)      (0.31)

Six month period ended December 31, 2003
First.......................................................      --        (6,787)      (0.28)
Second......................................................      --        (9,986)      (0.34)

Year ended June 30, 2003
First.......................................................      --        (3,962)      (0.20)
Second......................................................      --        (6,577)      (0.31)
Third.......................................................      --        (5,609)      (0.25)
Fourth......................................................      --        (3,470)      (0.15)

Year ended June 30, 2002
Fourth......................................................      --        (4,694)      (0.26)

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2004, the Company had cash, cash equivalents and marketable securities of $68,367,000 compared to $77,594,000 at December 31, 2003. The decrease is due to funds used in operations and in investing activities, net of proceeds received from the issue of additional share capital during the period pursuant to the exercise of employee stock options.

As at April 30, 2004, the Company had 30,056,906 common shares outstanding, 2,491,747 options granted under the employee stock option plan and 4,000,000 warrants.

                                 NEUROCHEM FIRST QUARTER ENDED MARCH 31 2004   7

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
  MARCH 31, 2004 AND DECEMBER 31, 2003 (IN THOUSANDS OF CANADIAN DOLLARS) (IN
                         ACCORDANCE WITH CANADIAN GAAP)

                                                          MARCH 31,       MARCH 31,    DECEMBER 31,
                                                            2004            2004           2003
                                                       ---------------    ---------    -------------
                                                       (US$ -- NOTE 1)      (CDN$)         (CDN$)
                                                                                        (Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents..........................         50,646          66,369         14,869
Marketable securities..............................          1,525           1,998         62,725
Sales taxes and other receivables..................            758             993            721
Research tax credits receivable....................          1,587           2,080          2,111
Prepaid expenses and deposits......................          1,737           2,276          1,671
                                                           -------         -------        -------
                                                            56,253          73,716         82,097
Long-term security deposits........................            172             226            226
Long-term investment...............................          3,374           4,421          4,421
Property and equipment.............................          3,471           4,549          4,539
Patent costs.......................................          2,493           3,267          2,942
                                                           -------         -------        -------
                                                            65,763          86,179         94,225
                                                           =======         =======        =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable...................................          1,471           1,927          2,070
Accrued liabilities................................          3,178           4,165          3,749
Current portion of obligations under capital
  leases...........................................            330             433            425
                                                           -------         -------        -------
                                                             4,979           6,525          6,244
Obligations under capital leases...................            233             305            416
                                                             5,212           6,830          6,660
                                                           -------         -------        -------
SHAREHOLDERS' EQUITY:
Share capital (note 3).............................        133,126         174,454        173,930
Additional paid-in capital (note 2)................          1,973           2,586             --
Deficit............................................        (74,548)        (97,691)       (86,365)
                                                           -------         -------        -------
                                                            60,551          79,349         87,565
Subsequent event (note 7)
                                                           -------         -------        -------
                                                            65,763          86,179         94,225
                                                           =======         =======        =======


See accompanying notes to unaudited consolidated financial statements.




                                 NEUROCHEM FIRST QUARTER ENDED MARCH 31 2004   8

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
PERIODS ENDED MARCH 31, 2004 AND 2003 (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT
                                PER SHARE DATA)
                       (IN ACCORDANCE WITH CANADIAN GAAP)

                                                             THREE MONTHS ENDED MARCH 31,
                                                      ------------------------------------------
                                                           2004            2004          2003
                                                      --------------    ----------    ----------
                                                      (US$ -- NOTE 1)     (CDN$)        (CDN$)
EXPENSES (INCOME):
Research and development..........................         4,256             5,577         4,656
Research tax credits..............................          (238)             (312)         (266)
Research grants and other.........................           (91)             (119)         (623)
                                                          ------        ----------    ----------
                                                           3,927             5,146         3,767
General and administrative........................         3,026             3,965         1,718
Stock-based compensation (note 4).................           323               424            --
Depreciation of property and equipment............           242               317           273
Amortization of patent costs......................            39                51            48
Interest and bank charges.........................            18                24            31
                                                          ------        ----------    ----------
                                                           7,575             9,927         5,837
                                                          ------        ----------    ----------
INVESTMENT AND OTHER:
Interest income...................................           246               322           161
Foreign exchange gain.............................           336               441            67
                                                          ------        ----------    ----------
                                                             582               763           228
                                                          ------        ----------    ----------
NET LOSS..........................................        (6,993)           (9,164)       (5,609)
                                                          ======        ==========    ==========
LOSS PER SHARE:
Basic.............................................         (0.23)            (0.31)        (0.25)
Diluted...........................................         (0.23)            (0.31)        (0.25)
                                                          ======        ==========    ==========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic.............................................                      29,863,793    22,296,061
Effect of dilutive options and warrants...........                       4,954,172     3,255,108
                                                                        ----------    ----------
Diluted...........................................                      34,817,965    25,551,169
                                                                        ==========    ==========


See accompanying notes to unaudited consolidated financial statements.



                                 NEUROCHEM FIRST QUARTER ENDED MARCH 31 2004   9

                       CONSOLIDATED STATEMENTS OF DEFICIT
                                  (UNAUDITED)
PERIODS ENDED MARCH 31, 2004 AND 2003 (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT
                                PER SHARE DATA)
                       (IN ACCORDANCE WITH CANADIAN GAAP)

                                                             THREE MONTHS ENDED MARCH 31,
                                                      ------------------------------------------
                                                           2004            2004          2003
                                                      --------------    ----------    ----------
                                                      (US$ -- NOTE 1)    (CDN$)        (CDN$)
Deficit, beginning of period:
As previously reported............................       (65,905)          (86,365)      (53,566)
Adjustment to reflect change in accounting for
  employee stock options (note 2).................        (1,650)           (2,162)           --
                                                         -------        ----------    ----------
Deficit, beginning of period......................       (67,555)          (88,527)      (53,566)
Net loss..........................................        (6,993)           (9,164)       (5,609)
Share issue costs.................................            --                --           (91)
                                                         -------        ----------    ----------
Deficit, end of period............................       (74,548)          (97,691)      (59,266)
                                                         =======        ==========    ==========

See accompanying notes to unaudited consolidated financial statements.



                                NEUROCHEM FIRST QUARTER ENDED MARCH 31 2004   10

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
Periods ended March 31, 2004 and 2003
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

                                                                    THREE MONTHS ENDED
                                                                         MARCH 31,
                                                                ---------------------------
                                                                 2004       2004      2003
                                                                -------    ------    ------
                                                                (US$-      (CDN$)    (CDN$)
                                                                NOTE 1)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................    (6,993)    (9,164)   (5,609)
ADJUSTMENTS FOR:
Depreciation and amortization...............................       281        368       321
Stock-based compensation....................................       323        424        --
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Sales taxes and other receivables...........................      (208)      (272)     (978)
Research tax credits receivable.............................        24         31       689
Prepaid expenses and deposits...............................      (461)      (604)     (602)
Accounts payable and accrued liabilities....................       146        191      (493)
                                                                (6,888)    (9,026)   (6,672)
                                                                ------     ------    ------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of common shares........................       400        524     9,055
Share issue costs...........................................        --         --       (91)
Repayment of obligations under capital lease................       (79)      (104)     (161)
                                                                   321        420     8,803
                                                                ------     ------    ------
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment.........................      (177)      (232)     (347)
Additions to patent costs...................................      (297)      (389)     (103)
Maturity of marketable securities...........................    46,341     60,727    (1,978)
                                                                45,867     60,106    (2,428)
                                                                ------     ------    ------
Net increase (decrease) in cash and cash equivalents........    39,300     51,500      (297)
Cash and cash equivalents, beginning of period..............    11,346     14,869    21,470
                                                                ------     ------    ------
Cash and cash equivalents, end of period....................    50,646     66,369    21,173
                                                                ======     ======    ======
CASH AND CASH EQUIVALENTS
ARE COMPRISED OF:
Cash balances with banks....................................     1,210      1,586    11,206
Short-term investments......................................    49,436     64,783     9,967
                                                                ------     ------    ------
                                                                50,646     66,369    21,173
                                                                ======     ======    ======

See accompanying notes to unaudited consolidated financial statements.

                                NEUROCHEM FIRST QUARTER ENDED MARCH 31 2004   11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
Periods ended March 31, 2004 and 2003
(Amounts in thousands of Canadian dollars, except per share data)

1.   BASIS OF PRESENTATION:

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited balance sheet as at March 31, 2004 and the unaudited statements of operations and deficit and cash flows for the periods ended March 31, 2004 and 2003 reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual financial statements for the year ended December 31, 2003, except for the change in accounting policy disclosed in note 2 below. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended December 31, 2003.

Certain of the prior period amounts have been reclassified to conform to the presentation adopted in the current fiscal period. These changes had no impact on previously reported results of operations, financial position, cash flows or shareholders' equity.

TRANSLATION OF CONVENIENCE:

The Company's functional currency is the Canadian dollar. As a convenience to certain users, the Company has also presented the interim consolidated financial statements in US dollars using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the noon exchange rate quoted by the Bank of Canada at March 31, 2004, which was $0.7631 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and, thus, has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.

2.   CHANGE IN ACCOUNTING POLICY:

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants ("CICA") to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

                                NEUROCHEM FIRST QUARTER ENDED MARCH 31 2004   12

The CICA has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

3.   SHARE CAPITAL:

(a) ISSUED AND OUTSTANDING:

The issued and outstanding share capital consists of:

                                                                March 31,    December 31,
                                                                  2004           2003
                                                                ---------    -------------
                                                                   $             $
                                                                             (Audited)
29,934,864 common shares (December 31, 2003 --
  29,775,127)...............................................     174,454        173,930

Changes in the issued and outstanding common shares for the period ended December 31, 2003 and for the three-month period ended March 31, 2004 were as follows:

                                                                    Common shares
                                                                ---------------------
                                                                  Number      Dollars
                                                                ----------    -------
                                                                                 $
Balance, June 30, 2003 (audited)............................    23,483,024     87,482
Issued for cash for public offering (i).....................     5,750,000     84,956
Exercise of warrants........................................       106,785        192
Exercise of stock options...................................       435,318      1,300
                                                                ----------    -------
Balance, December 31, 2003 (audited)........................    29,775,127    173,930
Exercise of stock options...................................       159,737        524
                                                                ----------    -------
Balance, March 31, 2004.....................................    29,934,864    174,454
                                                                ==========    =======

(i) -In September 2003, the Company completed a public offering for the issuance and sale of 5.75 million common shares at a price of $14.77 (US$10.87) per share. The total proceeds of the offering to the Company was $84,956. Total share costs of $6,813 were charged to the deficit.

                                NEUROCHEM FIRST QUARTER ENDED MARCH 31 2004   13

(b) SHARE OPTION PLAN:

Changes in outstanding options granted under the Company's stock option plan for the period ended December 31, 2003 and the three-month period ended March 31, 2004 were as follows:

                                                                                Weighted
                                                                                average
                                                                 Number      exercise price
                                                                ---------    --------------
                                                                                 $
Options outstanding, June 30, 2003 (audited)................    2,291,844         4.48
Granted.....................................................      342,000        21.70
Exercised...................................................     (335,318)        2.87
                                                                ---------        -----
Options outstanding, December 31, 2003 (audited)............    2,298,526         7.23
Granted.....................................................      495,000        26.28
Exercised...................................................     (159,737)        3.28
Cancelled or expired........................................      (20,000)       23.35
                                                                ---------        -----
Options outstanding, March 31, 2004.........................    2,613,789        10.96
                                                                =========        =====

(c) WARRANTS:

Outstanding warrants at March 31, 2004 are as follows:

Warrants                                                        Exercise price     Expiry
--------                                                        --------------    ---------
                                                                    $
2,800,000...................................................         3.13         July 2005
1,200,000...................................................         7.81         Feb. 2006
---------
4,000,000
=========

4.   STOCK-BASED COMPENSATION:

In the period ended March 31, 2004, the Company recorded total stock-based compensation of $424 related to stock options granted to employees after July 1, 2002 in accordance with the change in accounting policy detailed in note 2.

If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to options granted to employees during the three-month period ended March 31, 2003, the net loss and related loss per share figures would be as follows:

                                                                March 31,
                                                                  2003
                                                                ---------
                                                                   $
Reported net loss...........................................     (5,609)
Pro forma adjustments to compensation expense...............       (211)
                                                                 ------
Pro forma net loss..........................................     (5,820)
                                                                 ======
Pro forma loss per share:
Basic.......................................................      (0.26)
Diluted.....................................................      (0.26)
                                                                 ======

                                NEUROCHEM FIRST QUARTER ENDED MARCH 31 2004   14

The fair value of the options granted were determined using the following method and assumptions.

The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:

                                                                March 31,    March 31,
                                                                  2004         2003
                                                                ---------    ---------
Risk free interest rate.....................................      3.54%        4.62%
Expected volatility.........................................        39%          61%
Expected life in years......................................         7            7
Expected dividend yield.....................................       nil          nil

The following table summarizes the weighted average grant-date fair value per share for options granted during the periods ended March 31, 2004 and 2003:

                                                                              Weighted
                                                                 Number       average
                                                                   of        grant-date
                                                                 options     fair value
                                                                ---------    ----------
                                                                                $
March 31, 2004..............................................     495,000       12.40
March 31, 2003..............................................     425,000        5.27

Dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations.

5.   RELATED PARTY TRANSACTIONS:

The Company incurred fees of $240 (2003 -- $80) under the terms of a management services agreement entered into in March 2003 with Picchio International Inc., a company related to a shareholder, director and officer.

6.   LITIGATION:

The Company executed an agreement (the "CTA") with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois in 2002 pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds. On August 12, 2003, Immtech filed certain legal proceedings with the federal district court for the Southern District of New York, U.S.A., with respect to the agreement.

The Company continues to vigorously defend against the claims brought by the plaintiffs. The proceedings are at the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.

7.   SUBSEQUENT EVENT:

The Company signed a conditional agreement in April 2004 for the purchase of a building for $10,500, which will be financed by a term loan and cash on-hand. The transaction is expected to close in May 2004. All the operations of the Company were moved into the new building on May 8, 2004. As a result, during the second quarter, it is expected that certain property and equipment will be written off and provision will be made for the fair value of the remaining lease payments due in connection with the former premises, net of estimated sublease income.

                                NEUROCHEM FIRST QUARTER ENDED MARCH 31 2004   15

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